Reorganization. The Trust entered into an Agreement and Plan of Reorganization pursuant to which all of the assets and liabilities of the AXA Rosenberg
Japan Fund transferred to the Axa Rosenberg
International Equity Fund in exchange for shares of the AXA Rosenberg International Equity
Fund. The reorganization, which qualified as a tax-free exchange for federal income tax purposes, was completed on March 27, 2001.